

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2025

Jennifer D. Whalen
Chief Financial Officer
Bristow Group Inc.
3151 Briarpark Drive
Suite 700
Houston, TX 77042

> **Re: Bristow Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed March 6, 2024**
> **File No. 001-35701**

Dear Jennifer D. Whalen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation